SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-33921

Cascal N.V.
(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

1

Press Release

On June 17, 2008, Cascal N.V. (“Cascal”) issued a press release announcing the company’s Fiscal 2008 Year End Results. A copy of this press release is furnished as Exhibit 105 hereto.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

	By:	/s/ Steve Hollinshead
Name: Steve Hollinshead Title: Chief Financial Officer

Date:  June 17, 2008

3

EXHIBIT INDEX

Exhibit     Description of Exhibit

105 Press release - “Cascal N.V. Announces Fiscal 2008 Year End Results”

4

For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Fiscal 2008 Year End Results

•	Revenue increased to $160.6 million, EBITDA increased to $62.3 million, net profit increased to $11.6 million
•	Year-over-year revenue from continuing operations up 33% to $157.8 million
•	Year-over-year EBITDA from continuing operations up 17% to $61.8 million
•	Year-over-year net profit from continuing operations up 29% to $9.9 million

London, U.K., June 17, 2008 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for fiscal year ended March 31, 2008 and the fourth quarter ended March 31, 2008. Cascal N.V. results are presented in U.S. dollars.

Results for Fiscal Year Ended March 31, 2008

For the year ended March 31, 2008, revenue increased 32% to $160.6 million, EBITDA increased 17% to $62.3 million and net profit increased 45% to $11.6 million.

Revenue from continuing operations for the year increased 33% to $157.8 million, compared to $118.6 million for the same period last year. Of the $39.2 million increase, approximately $21.0 million was attributable to new projects. The remaining $18.2 million improvement was achieved mainly as a result of rate increases, the addition of new customers, higher volumes supplied and the effect of exchange rate movements within the Company’s historical portfolio.

•
Revenue in the UK increased by $19.1 million or 25%, compared to the same period last year, as a result of an $8.5 million contribution from the February 2007 acquisition of Pre-Heat, together with $4.2 million additional revenue from the regulated business, $1.7 million additional revenue from the existing non-regulated business and $4.7 million due to exchange rate movements.

•
Revenue in South Africa increased by $7.9 million or 57%, compared to the same period last year, as a result of a $5.9 million contribution from the May 2007 acquisition of Siza Water, together with $2.3 million additional revenue from the Nelspruit operation due to rate increases and continued growth in the customer base, offset by $0.3 million of exchange rate movements.

•	Revenue in China increased by $7.1 million due to the inclusion of only four and a half months of activity during the year ended March 2007, together with continuing growth in demand.

For the year ended March 31, 2008, EBITDA from continuing operations increased 17% to $61.8 million, compared to $52.7 million for the year ended March 31, 2007. Of the $9.1 million increase, approximately $5.0 million was attributable to new projects with the remaining $4.1 million coming from a $6.0 million higher contribution from the historical portfolio and exchange rate movements, offset by $1.9 million of additional corporate overhead. Please read "Use of Non-GAAP Financial Measures" for a description of EBITDA and a reconciliation of net income to EBITDA.

Commenting on the Company's fiscal year-end results, Stephane Richer, Cascal Chief Executive Officer, stated, “According to plan, we have delivered strong organic growth and implemented a very successful acquisition strategy. Our approach is to position Cascal to continue to benefit from positive population growth trends, which in turn allows us to provide the necessary services to facilitate access to an increasingly scarce resource. Our business model is resilient to potential global economic slowdowns, and we remain optimistic about our ability to continue to drive additional organic and acquisition-based growth.”

Overall, net financial income and expense from continuing operations decreased by $0.9 million for the year ended March 31, 2008, compared to the same period last year. This result was comprised of $3.6 million of higher interest expense due mainly to increased British Pound LIBOR rates and U.K. retail price inflation (which affects the Company’s regulated business in the U.K.), offset by a $4.5 million improvement in exchange rate results due mainly to the strengthening of the U.S. Dollar relative to the British Pound toward the end of fiscal year 2008.

The consolidated effective rate of tax incurred by continuing operations for the year ended March 31, 2008 was 46.4%, compared with 44.7% for the year ended March 31, 2007. The effective tax rates are significantly higher than the enacted tax rate in The Netherlands of 25.5% and are principally a consequence of tax losses incurred in The Netherlands that could not be utilized during the period due to insufficient taxable income arising in that country.

For the year ended March 31, 2008, net profit was $11.6 million, or $0.49 per share, compared to net profit of $8.0 million, or $0.37 per share for the same period in 2007. For the year, net profit from continuing operations was $9.9 million, or $0.42 per share, compared to $7.7 million, or $0.36 per share, during the same period last year.

As of March 31, 2008, the Company had cash and cash equivalents of $54.4 million.

Results for Fourth Quarter to March 31, 2008

For the three months ended March 31, 2008, revenue from continuing operations increased 19% to $39.8 million, compared to $33.5 million for the same period last year. Of the $6.3 million increase, approximately $2.5 million was attributable to new projects. In common with the full year-over-year movement, the remaining $3.8 million improvement was achieved through a combination of rate increases, the addition of new customers, higher volumes supplied and the effect of exchange rate movements within the Company’s historical portfolio.

EBITDA from continuing operations for the quarter ended March 31, 2008 decreased 6% to $14.2 million, compared to $15.1 million for the quarter ended March 31, 2007. The comparability of quarterly results has been significantly affected by one-time events such as $0.7 million of IPO completion bonuses, $0.3 million provided against receivables in Indonesia and $0.1 million adjustment to operating costs in Panama during the fourth quarter of fiscal year 2008, together with the effect of $0.3 million release of provision for the cost of raw water in Nelspruit and $0.2 million release of staff costs accruals during the fourth quarter of fiscal year 2007. Excluding the impact of these one-time events, the EBITDA for the quarter ended March 31, 2008 shows an increase of $0.7 million compared to the corresponding quarter of the previous year.

Guidance for Fiscal Year ending March 31, 2009

For the fiscal year ending March 31, 2009, the Company maintains its previously stated annual guidance of revenue between $179 million and $184 million and of EBITDA between $68 million and $71 million.

Recent Business Highlights

•
On June 16, 2008, Cascal announced that its China Water subsidiary had signed an agreement to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to formally commence operations within the next few weeks, subject to regulatory approvals. Over the initial three years, Cascal expects the new joint venture company to achieve revenues rising from approximately $6 million to approximately $13 million and EBITDA margins improving from slightly below 50 percent to approximately 60 percent. Cascal will fund its 87 percent share of this acquisition from its corporate debt facility and the remainder will be funded by the minority shareholder of China Water.

•
On June 12, 2008, Cascal entered into an agreement with HSBC whereby its existing revolving credit facility was increased from $20 million to $60 million. There is also the option, acting in conjunction with HSBC and a third party bank, to increase the credit facility to $75 million.

•
On May 28, 2008, Cascal announced that its 50% joint venture, PT Adhya Tirta Batam, had committed an additional investment to construct a new water treatment plant in Duriangkang, located on Batam Island in Indonesia. The joint venture had received approval for an approximate 20% tariff increase, which is expected to significantly improve the joint venture's operating cash flow in fiscal year 2009. The new construction is the third stage in the development of an integrated potable water system and follows the completion of earlier modules built in 2001 and 2004. The new treatment plant will have a capacity of 11.5 million gallons per day, equivalent to a population of almost 200,000, and is expected to commence operations in April 2009.

•
On April 29, 2008, Cascal completed its acquisition of a 49 percent stake in Yancheng China Water Company. The new joint venture company, Yancheng China Water Company, which partners Cascal with the Municipality of Yancheng, formally commenced operations on May 1, 2008, and is contracted for a period of 30 years. Over the initial 3 years, Cascal expects the new joint venture company to achieve revenues rising from approximately $9.5 million to $11.7 million and EBITDA margins improving from approximately 35% to greater than 40%.

Conference Call

The Company will host a conference call at 9 a.m. ET on June 18, 2008. On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (888) 889-5602 (local), (973) 582-2737 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 50463866. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from June 18, 2008 at 12.00 p.m., ET, through July 18, 2008 at 11.59 p.m., ET. To access the replay, please call (800) 642-1687 (local) or (706) 645-9291 (international) and enter the following code: 50463866.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Year ended March 31, 2008			Year ended March 31, 2007
Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of USD	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	157,777	2,865	160,642	118,567	3,136	121,703
Operating Expenses
Raw and auxiliary materials and other external costs	31,629	689	32,318	20,089	701	20,790
Staff costs	33,214	673	33,887	22,938	660	23,598
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,740	46	22,786	17,932	48	17,980
Profit on disposal of intangible and tangible fixed assets	(749)	-	(749)	(989)	-	(989)
Other operating charges	30,391	1,000	31,391	22,052	1,258	23,310
Incremental offering-related costs	767	-	767	809	-	809
	117,992	2,408	120,400	82,831	2,667	85,498
Operating Profit	39,785	457	40,242	35,736	469	36,205

Gain on disposal of subsidiary	-	1,691	1,691	-	-	-
Net Financial Income and Expense
Exchange rate results	(2,267)	(114)	(2,381)	(6,778)	(4)	(6,782)
Interest income	2,839	96	2,935	2,652	35	2,687
Interest expense	(20,165)	(73)	(20,238)	(16,380)	(17)	(16,397)
	(19,593)	(91)	(19,684)	(20,506)	14	(20,492)
Profit before Taxation	20,192	2,057	22,249	15,230	483	15,713
Taxation	(9,359)	(357)	(9,716)	(6,806)	(138)	(6,944)
Profit after taxation	10,833	1,700	12,533	8,424	345	8,769
Minority Interest	(945)	-	(945)	(753)	-	(753)
Net Profit	9,888	1,700	11,588	7,671	345	8,016
Earnings per share — Basic and Diluted	0.42	0.07	0.49	0.36	0.01	0.37
Weighted average number of shares — Basic and Diluted	23,329,982	23,329,982	23,329,982	21,849,343	21,849,343	21,849,343

Consolidated Statements of Income

	Three months ended March 31, 2008			Three months ended March 31, 2007
Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of USD	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	39,797	697	40,494	33,458	947	34,405
Operating Expenses
Raw and auxiliary materials and other external costs	8,540	156	8,696	6,089	177	6,266
Staff costs	8,005	61	8,066	6,136	180	6,316
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,712	7	5,719	5,470	13	5,483
Profit on disposal of intangible and tangible fixed assets	(675)	-	(675)	(888)	1	(887)
Other operating charges	8,338	181	8,519	6,105	441	6,546
Incremental offering-related costs	692	-	692	-	-	-
	30,612	405	31,017	22,912	812	23,724
Operating Profit	9,185	292	9,477	10,546	135	10,681

Gain on disposal of subsidiary	-	396	396	-	-	-
Net Financial Income and Expense
Exchange rate results	(356)	(101)	(457)	576	-	576
Interest income	1,482	22	1,504	370	11	381
Interest expense	(4,804)	(49)	(4,853)	(5,229)	(4)	(5,233)
	(3,678)	(128)	(3,806)	(4,283)	7	(4,276)
Profit before Taxation	5,507	560	6,067	6,263	142	6,405
Taxation	(2,919)	(276)	(3,195)	(1,557)	(32)	(1,589)
Profit after taxation	2,588	284	2,872	4,706	110	4,816
Minority Interest	(264)	-	(264)	(589)	-	(589)
Net Profit	2,324	284	2,608	4,117	110	4,227
Earnings per share — Basic and Diluted	0.08	0.01	0.09	0.19	0.00	0.19
Weighted average number of shares — Basic and Diluted	27,854,156	27,854,156	27,854,156	21,849,343	21,849,343	21,849,343

Revenue by segment

	Three months ended March 31, (Unaudited)		Year ended March 31, (Unaudited)
Amounts expressed in thousands of USD	2008	2007	2008	2007
United Kingdom	23,704	20,674	94,791	75,705
South Africa	5,485	3,596	21,673	13,766
Indonesia	2,889	2,911	11,356	11,062
China	2,313	1,805	10,023	2,924
Chile	2,301	1,763	7,593	6,393
Panama	2,183	2,159	8,780	6,165
The Philippines	756	638	2,861	2,359
Holding Companies	166	(88)	700	193
Revenue from continuing operations	39,797	33,458	157,777	118,567
Discontinued operations - Mexico[1]	697	947	2,865	3,136
Total reported revenue	40,494	34,405	160,642	121,703

1 On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the three and twelve month periods ended March 31, 2008 and in the comparative periods ended March 31, 2007.

Use of Non-GAAP Financial Measures - EBITDA

EBITDA represents net profit before interest expense/(income) and exchange rate results, gain on disposal of subsidiary, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business.

The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

Amounts expressed in thousands of USD	Year ended March 31, 2008	Year ended March 31, 2007
Net profit…………………………. ……...	$11,588	$8,016
Add:
Interest expense and exchange rate results …	19,684	20,492
Gain on disposal of subsidiary…………………	(1,691)	-
Taxation ………………………………………	9,716	6,944
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill …	22,786	17,980
(Profit) on disposal of intangible and tangible fixed assets ………………………..	(749)	(989)
Minority interest ……………………………..	945	753
EBITDA ………	$62,279	$53,196
Revenue ……………………………	160,642	121,703
EBITDA as a percentage of revenue ………….	38.8%	43.7%

The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

Amounts expressed in thousands of USD	Year ended March 31, 2008	Year ended March 31, 2007
Net profit from continuing operations ……...	$9,888	$7,671
Add:
Interest expense and exchange rate results …	19,593	20,506
Taxation ………………………………………	9,359	6,806
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill ………………………………………	22,740	17,932
(Profit) on disposal of intangible and tangible fixed assets ………………………..	(749)	(989)
Minority interest ……………………………..	945	753
EBITDA from continuing operations ………	$61,776	$52,679
Revenue from continuing operations	157,777	118,567
EBITDA as a percentage of revenue from continuing operations	39.2%	44.4%

Amounts expressed in thousands of USD	Three months ended March 31, 2008	Three months ended March 31, 2007
Net profit from continuing operations ……..	$2,324	$4,117
Add:
Interest expense and exchange rate results …	3,678	4,283
Taxation ………………………………………………	2,919	1,557
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill ………	5,712	5,470
(Profit) on disposal of intangible and tangible fixed assets …………………………………………………	(675)	(888)
Minority interest ……………………………………...	264	589
EBITDA from continuing operations ……………….	$14,222	$15,128
Revenue from continuing operations ……………...	39,797	33,458
EBITDA as a percentage of revenue from continuing operations ……………………………….	35.7%	45.2%

Cascal
Consolidated Balance Sheets

Amounts expressed in thousands of USD	March 31, 2008 (Unaudited)	March 31, 2007
Assets
Fixed Assets
Intangible fixed assets	18,424	17,146
Tangible fixed assets	366,357	334,120
Financial fixed assets	27,350	26,381
	412,131	377,647
Current Assets
Stocks and work in progress	2,083	2,063
Debtors	54,474	76,858
Cash at bank and in hand	54,380	28,321
	110,937	107,242
Total Assets	523,068	484,889
Shareholders’ Equity & Liabilities
Shareholders’ equity	136,726	38,552
Minority shareholders’ interest	16,101	10,568
Group Equity	152,827	49,120
Negative goodwill	1,232	1,167
Provisions & deferred revenue	127,006	113,268
Long term liabilities	190,190	245,069
Current liabilities	51,813	76,265
Total Liabilities	370,241	435,769
Total Shareholders’ Equity and Liabilities	523,068	484,889